Exhibit 99.1

TMD Energy Limited Extends Memorandum of Agreement with Double Corporate Sdn Bhd by Two Years to Advance Green Bioenergy Collaboration

KUALA LUMPUR, MALAYSIA, 8 June, 2026 - TMD Energy Limited (NYSE AMERICAN: TMDE) (“we” or the “Company” or “TMDEL”), together with its subsidiaries (the “Group” or “TMDEL Group”), a Malaysia and Singapore based service provider engaged in integrated bunkering services segment which involves ship-to-ship transfer of marine fuels, ship management services and vessel chartering services, today announced a two-year extension of its Memorandum of Agreement (“MOA”) with bioenergy firm Double Corporate Sdn Bhd (“Double Corporate”) to explore strategic collaboration for the EU and Asia markets.

Initially signed on June 18, 2025, the MOA establishes a framework for a proposed collaboration on sustainable bioenergy fuel solutions by both parties. While the original agreement was set for a one-year term, this extension adds an additional two years to the MOA from its current expiry date, maintaining all original terms and conditions.

This extension grants both parties additional time to continue discussions, comprehensively evaluate the proposed collaboration and explore potential participation in Malaysia and global markets with a two-year exclusivity period, and negotiate toward the execution of definitive agreements.

“We are pleased to extend our partnership with Double Corporate,” said Dato’ Sri Kam Choy Ho, Director and Chief Executive Officer of the Company. “This extended timeframe allows us to continue advancing discussions on a potential collaboration that integrates Double Corporate’s innovative waste-to-energy technologies and our expanding footprint in the global marine fuel market.”

About Double Corporate

Double Corporate, established in 2006, is a certified Malaysian bioenergy leader converting waste into sustainable fuels and lubricants through proprietary ISCC-EU-approved technology. Double Corporate is in the development and commercialization of waste-based bioenergy, with a focus on refining palm oil mill effluent, Empty Fruit Bunches, used cooking oil, and other industrial waste oils into certified biofuels. Its high-yield (1:1 conversion) refining process minimizes waste and energy consumption while producing critical feedstocks for SAF and SMF — supported by global certifications American Petroleum Institute, ISCC and automated in-house systems. For more information, please visit Double Corporate website at: www.doublecorporate.com.

About TMD Energy Limited

TMD Energy Limited and its subsidiaries are principally involved in marine fuel bunkering services specializing in the supply and marketing of marine gas oil and marine fuel oil of which include high sulfur fuel oil, low sulfur fuel oil and very low sulfur fuel oil, to ships and vessels at sea. TMDEL Group is also involved in the provision of ship management services for in-house and external vessels, as well as vessels chartering. As of today, TMDEL Group operates in 19 ports across Malaysia with a fleet of 15 bunkering vessels.

For more information about our Company and its business activities, please visit our website at: www.tmdel.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including but not limited to, statements regarding the MOA and the proposed collaboration with Double Corporate. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, result of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may”, “could”, “will”, “should”, “would”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s financial results filings with the SEC.

For investor and media inquiries, please contact:

TMD Energy Limited
e-Mail: corporate@tmdel.com

WFS Investor Relations
e-Mail: services@wealthfsllc.com